ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

UBS Cashfund Inc.		87118113B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 28, 2014	December 15, 2013 to December 15, 2014	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  UBS Municipal Bond Fund, a series of:

The UBS Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

UBS CHICAGO AND NEW YORK FUND CLUSTERS

(CERTAIN REGISTERED INVESTMENT COMPANIES

ADVISED OR MANAGED BY

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.)

AGREEMENT BY AND AMONG

JOINTLY INSURED PARTIES

THIS AGREEMENT is made effective as of December 15, 2013, as amended as of October 28, 2014 (to reflect the addition of another entity, UBS Municipal Bond Fund, a series of The UBS Funds, and the deletion of UBS Master Series, Inc., which was deregistered and dissolved and no longer exists), by and among the following registered investment companies, which are referred to herein individually as a “Fund” and collectively as the “Funds” or the “insured parties”:  UBS CASHFUND INC.; UBS MANAGED MUNICIPAL TRUST, a series fund consisting of UBS RMA California Municipal Money Fund and UBS RMA New York Municipal Money Fund; UBS RMA MONEY FUND INC., a series fund consisting of UBS Retirement Money Fund, UBS RMA Money Market Portfolio and UBS RMA U.S. Government Portfolio; UBS RMA TAX-FREE FUND INC.; STRATEGIC GLOBAL INCOME FUND, INC.; GLOBAL HIGH INCOME FUND INC.; PACE® SELECT ADVISORS TRUST, a series fund consisting of PACE Money Market Investments, PACE Mortgage-Backed Securities Fixed Income Investments, PACE Intermediate Fixed Income Investments, PACE Strategic Fixed Income Investments, PACE Municipal Fixed Income Investments, PACE International Fixed Income Investments, PACE Large Co Value Equity Investments, PACE Large Co Growth Equity Investments, PACE Small/Medium Co Value Equity Investments, PACE Small/Medium Co Growth Equity Investments, PACE International Equity Investments, PACE International Emerging Markets Equity Investments, PACE Alternative Strategies Investments, PACE High Yield Investments and PACE Global Real Estate Securities Investments; UBS INVESTMENT TRUST, a series fund consisting of UBS U.S. Allocation Fund; MANAGED HIGH YIELD PLUS FUND INC.; UBS MONEY SERIES, a series fund consisting of UBS Cash Reserves Fund, UBS Liquid Assets Fund, UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Select Tax-Free Institutional Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Select Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Select Tax-Free Investor Fund, UBS Select Prime Capital Fund, UBS Select Treasury Capital Fund, UBS Select Tax-Free Capital Fund; MASTER TRUST, a series fund consisting of Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund; SMA RELATIONSHIP TRUST, a series fund consisting of Series A, Series G, Series M, Series S and Series T; THE UBS FUNDS, a series fund consisting of UBS U.S. Equity Opportunity Fund, UBS U.S. Small Cap Growth Fund, UBS Emerging Markets Debt Fund, UBS Emerging Markets Equity Fund, UBS Global Allocation Fund, UBS Dynamic Alpha Fund, UBS U.S. Large Cap Equity Fund, UBS Core Plus Bond Fund, UBS Global Sustainable Equity Fund, UBS U.S. Defensive Equity Fund, UBS Asset Growth Fund, UBS Equity Long-Short Multi-

Strategy Fund, UBS Fixed Income Opportunities Fund, UBS Multi-Asset Income Fund and UBS Municipal Bond Fund; UBS RELATIONSHIP FUNDS, a series fund consisting of UBS Global Corporate Bond Relationship Fund, UBS U.S. Treasury Inflation Protected Securities Relationship Fund, UBS Global Securities Relationship Fund, UBS High Yield Relationship Fund, UBS Emerging Markets Equity Relationship Fund, UBS Cash Management Prime Relationship Fund, UBS International Equity Relationship Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Credit Bond Relationship Fund, UBS U.S. Equity Alpha Relationship Fund, UBS Global (ex-US) All Cap Growth Relationship Fund; and UBS Opportunistic Loan Relationship Fund; and FORT DEARBORN INCOME SECURITIES, INC.

WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the “Act”);

WHEREAS, the insured parties are named as insureds under a joint fidelity bond (the “Bond”); and

WHEREAS, the insured parties desire to confirm the criteria by which recoveries under the Bond shall be allocated among insured parties;

NOW, THEREFORE, it is agreed as follows:

1.                                      In the event that recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other insured parties, each Fund shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

2.                                      The obligations of a Fund under this Agreement are not binding upon any of the board members of a Fund or Fund shareholders individually, but are binding only with respect to the assets of that Fund.

3.                                      The insured parties consent to having any other registered investment company for which UBS Global Asset Management (Americas) Inc. serves as manager, investment adviser or investment sub-adviser become a party to this Agreement.

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officer(s) thereunto duly authorized.

UBS CASHFUND INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MANAGED MUNICIPAL TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RMA MONEY FUND INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RMA TAX-FREE FUND INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

STRATEGIC GLOBAL INCOME FUND, INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

GLOBAL HIGH INCOME FUND INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

PACESM SELECT ADVISORS TRUST

By:	/s/ Keith A. Weller
Keith A. Weller

Vice President and Assistant Secretary

UBS INVESTMENT TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MANAGED HIGH YIELD PLUS FUND INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MONEY SERIES

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MASTER TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

SMA RELATIONSHIP TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

THE UBS FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RELATIONSHIP FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

FORT DEARBORN INCOME SECURITIES, INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

CERTIFICATE OF THE ASSISTANT SECRETARY OF UBS RELATIONSHIP FUNDS

CERTIFYING RESOLUTIONS APPROVING THE JOINT FIDELITY BOND

THE UNDERSIGNED, the duly appointed Assistant Secretary of UBS Relationship Funds, a Delaware statutory trust (the “Fund”), registered as a management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), does hereby certify that the resolutions set forth below were approved by the Board of Trustees of the Fund (the “Board”), including a majority of the Trustees who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), on September 25, 2014, at a meeting of the Board:

WHEREAS,

each Board has considered all relevant factors relating to the participation of The UBS Funds, UBS Relationship Funds, SMA Relationship Trust and Fort Dearborn Income Securities, Inc. under a fidelity bond issued by ICI Mutual Insurance Company (“ICI Mutual”) in the amount of $50 million (the “Joint Fidelity Bond”), which Joint Fidelity Bond is currently in effect with respect to each Fund and provides for joint coverage of each Fund, or each series of the Funds, as applicable, and other investment companies managed or advised by UBS Global Asset Management (Americas) Inc. (collectively, the “Insured Series”), as joint insureds under the Joint Fidelity Bond, including but not limited to, the amount of coverage provided by the Joint Fidelity Bond and those factors set forth in Rule 17g-1 (the “Rule”) under the 1940 Act; and

WHEREAS,	each Board, including the Independent Trustees/Directors, has concluded that it is consistent with the best interests of each

Insured Series and its shareholders for the UBS Municipal Bond Fund (the “New Fund”) to be included as an Insured Series under the Joint Fidelity Bond; and

WHEREAS,

the Joint Fidelity Bond will provide adequate coverage for the New Fund, taking into consideration all relevant factors, including the number of parties to be named as insureds, their respective assets, the requirements of the Rule, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond and the amount of the premiums for such Bond, the ratable allocation of the premiums among all parties named as insureds, the extent to which the share of the premium allocated to an Insured Series, is less than the premium that it would have to pay if it had provided and maintained a single insured bond and the coverage provided under the Joint Fidelity Bond.

NOW, THEREFORE, BE IT

RESOLVED,

that Fidelity Bond No. 87118113B (the “Fidelity Bond” or “Bond”) issued by ICI Mutual, which Fidelity Bond provides for joint coverage for each Insured Series and the New Fund (together, the “Covered Series”), in the amount of $50 million will provide adequate coverage for the Covered Series, and such Bond, including the portion of the premium to be paid by each Covered Series, is hereby approved by each Board, including the Independent Trustees/Directors, taking into consideration all relevant factors, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premiums for such Bond, the ratable allocation of the premiums among all parties named as insureds and the extent to which the share of the premium

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for the Fidelity Bond allocated to each Covered Series is less than the premium the Fund or series would have to pay if it provided and maintained a fidelity bond that covered only that Fund or series as the insured; and

FURTHER
RESOLVED,

that the Fidelity Bond in the amount of $50 million and the allocation of the entire premium of the Fidelity Bond to the Covered Series on the basis of net assets, except for any additional premium related to the addition of the New Fund, which additional premium is to be paid by the New Fund, be, and they hereby are, approved; and

FURTHER
RESOLVED,

that the appropriate officers of each Fund be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder and each Fund’s by-laws; and

FURTHER
RESOLVED,

that the Secretary of each Fund be, and such officer hereby is, designated as the officer to make filings with the U.S. Securities and Exchange Commission and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act.

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IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Fund this 17th day of October, 2014.

UBS RELATIONSHIP FUNDS

/s/ Keith A. Weller
Keith A. Weller
Assistant Secretary

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